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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                 Avantair, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    05350T101
                                 (CUSIP Number)

                                February 27, 2009
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [     ]   Rule 13d-1(b)
         [  X  ]   Rule 13d-1(c)
         [     ]   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 05350T101

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Potomac Capital Management LLC
    13-3984298

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
                     (a)     [     ]
                     (b)     [     ]

 3. SEC Use Only

 4. Citizenship or Place of Organization
    New York

Number of          5.   Sole Voting Power
Shares                  1,025,600
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        1,025,600

                   8.   Shared Dispositive Power
                        0

 9. Aggregate Amount Beneficially Owned by Each Reporting Person
    The Reporting Person owns 1,025,600 shares consisting of 483,866 shares of common stock, and 541,734 shares that may be acquired upon conversion of Series A Convertible Preferred stock into Common Stock.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)  [     ]

11. Percent of Class Represented by Amount in Row (9)
    6.47%(1)

12. Type of Reporting Person (See Instructions)
    HC; OO (Limited Liability Company)

--------------------
(1) Based on 15,848,400 shares of Avantair, Inc. as of February 13, 2009; and 541,734 Series A Convertible Preferred Stock.

                               CUSIP No. 05350T101

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Potomac Capital Management Inc.
    13-3984786

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)     [     ]
    (b)     [     ]

 3. SEC Use Only

 4.     Citizenship or Place of Organization
        Delaware

Number of          5.   Sole Voting Power
Shares                  826,646
Beneficially
Owned by           6.   Shared Voting Power
Each                    0
Reporting
Person With        7.   Sole Dispositive Power
                        826,646

                   8.   Shared Dispositive Power
                        0

 9. Aggregate Amount Beneficially Owned by Each Reporting Person
    The Reporting Person owns 826,646 shares consisting of 591,700 shares of common stock, and 234,946 shares that may be acquired upon conversion of Series A Convertible Preferred stock into Common Stock.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)  [     ]

11. Percent of Class Represented by Amount in Row (9)
    5.32%(2)

12. Type of Reporting Person (See Instructions)
    HC; CO

--------------------
(2) Based on 15,541,612 shares of Avantair, Inc. as of February 13, 2009; and 234,946 Series A Convertible Preferred Stock.

                               CUSIP No. 05350T101

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Paul J. Solit

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)     [     ]
    (b)     [     ]

 3. SEC Use Only

 4.     Citizenship or Place of Organization

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    1,852,246
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        1,852,246

 9. Aggregate Amount Beneficially Owned by Each Reporting Person
    The Reporting Person owns 1,852,246 shares consisting of 1,075,566 shares of common stock, and 776,680 shares that may be acquired upon conversion of Series A Convertible Preferred stock into Common Stock.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)  [     ]

11. Percent of Class Represented by Amount in Row (9)
    11.52%(3)

12. Type of Reporting Person (See Instructions)
    IN; HC

--------------------
(3) Based on 16,083,346 shares of Avantair, Inc. as of February 13, 2009; and 776,680 Series A Convertible Preferred Stock.

Item 1.
           (a)  Name of Issuer
                AVANTAIR, INC.

           (b)  Address of Issuer's Principal Executive Offices
                4311 General Howard Drive
                Clearwater, FL 33762

Item 2.
           (a)  Name of Person Filing

                This statement is being filed by
                (i) Potomac Capital Management LLC;
                (ii) Potomac Capital Management Inc.; and
                (iii) Paul J. Solit

           (b) Address of Principal Business Office or, if none, Residence
                (i), (ii), and (iii)

                825 Third Avenue, 33rd Floor
                New York, New York
                10022

           (c)  Citizenship
                (i)   New York
                (ii)  Delaware
                (iii) U.S.

           (d)  Title of Class of Securities
                Common Stock, par value $.001 per share

           (e)  CUSIP Number
                05350T101

Item 3.    Not Applicable

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           Potomac Capital Management LLC
           (a) Amount beneficially owned:
           (b) Percent of class: 6.47%
           (c) Number of shares as to which the person has:
                (i)   Sole power to vote or to direct the vote 1,025,600
                (ii)  Shared power to vote or to direct the vote 0
                (iii) Sole power to dispose or to direct the disposition of
                      1,025,600
                (iv)  Shared power to dispose or to direct the disposition of
                      0

           Potomac Capital Management, Inc.
           (a) Amount beneficially owned:
           (b) Percent of class: 5.32%
           (c) Number of shares as to which the person has:
                (i)   Sole power to vote or to direct the vote 826,646
                (ii)  Shared power to vote or to direct the vote 0
                (iii) Sole power to dispose or to direct the disposition of
                      826,646
                (iv)  Shared power to dispose or to direct the disposition of
                      0

           Paul J. Solit
           (a) Amount beneficially owned:
           (b) Percent of class: 11.52%
           (c) Number of shares as to which the person has:
                (i)   Sole power to vote or to direct the vote 0
                (ii)  Shared power to vote or to direct the vote 1,852,246
                (iii) Sole power to dispose or to direct the disposition of
                (iv) Shared power to dispose or to direct the disposition of 1,852,246

Item 5.      Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
             See Exhibit A attached hereto.

Item 8.      Identification and Classification of Members of the Group
             Not Applicable.

Item 9.      Notice of Dissolution of Group
             Not Applicable.

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated this 27th day of February, 2009

                                           POTOMAC CAPITAL MANAGEMENT LLC
                                           By:   /s/ Paul J. Solit
                                                 ------------------------------
                                                 Paul J. Solit, Managing Member

                                           POTOMAC CAPITAL MANAGEMENT INC.
                                           By:   /s/ Paul J. Solit
                                                 -------------------------------
                                                 Paul J. Solit, President

                                           PAUL J. SOLIT
                                           By:   /s/ Paul J. Solit
                                                 -------------------------------
                                                 Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A         Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B         Joint Filing Agreement dated February 27 2009 among Potomac
                  Capital Management LLC, Potomac Capital Management, Inc.
                  and Paul J. Solit